FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 25th, 2018

1.         DATE, TIME AND PLACE: on October 25th, 2018, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the totality of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended September 30, 2018, as well as the main operating indicators for the period; (ii) Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase; (iii) Analysis and deliberation, from the perspective of the Related Party Transactions Policy, on the execution of an Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda. for the payment of fee for the grant of guarantee by the Company in a lease agreement signed by Greenyellow; and (iv) Analysis and deliberation on the sale of properties located at Rodovia Anhanguera, km 45,5, Cajamar/SP, and at Rua Capitão Pinto Ferreira, 247, Ed. Beiral, São Paulo/SP; as well as ratification of the sale of property located at Av. Duquesa de Goiás, 623, Real Parque (NAR), São Paulo/SP.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and deliberation on the quarterly information for the period ended September 30, 2018, as well as the main operating indicators for the period: after the presentation made by Mr. Christophe Hidalgo and in accordance with the recommendation of approval made by the Audit Committee, the members of the Board of Directors resolved to approve the quarterly information for the period ended at September 30, 2018 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by sending them to the Comissão de Valores Mobiliários – CVM, the Securities Exchange Commission - SEC and B3 S.A. - Brasil, Bolsa, Balcão;

5.2. Analysis and deliberation on the management proposal for the issuance of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”); and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

5.2.1    As a consequence of the exercise of options pertaining to Series B2, B3, B4 and B5 of the Compensation Plan, and to Series C2, C3, C4 and C5 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 357,417.45 (three hundred and fifty-seven thousand, four hundred and seventeen reais and forty-five centavos), by issuance of 20,616 (twenty thousand, six hundred and sixteen) preferred shares, whereas:

(i)     7,796 (seven thousand seven hundred and ninety-six) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 77.96 (seventy-seven reais and ninety-six centavos), due to the exercise of options from Series B2;

(ii)   700 (seven hundred) preferred shares, at the issuance rate of R$ 77,27  (seventy-seven reais and twenty-seven centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 54,089.00 (fifty-four thousand and eighty-nine reais), due to the exercise of options from Series C2;

(iii) 3,334 (three thousand, three hundred and thirty-four) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 33.34 (thirty-three reais and thirty-four centavos), due to the exercise of options from Series B3;

(iv) 4,599 (four thousand, five hundred and ninety-nine) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 171,128.79 (one hundred and seventy-one thousand, one hundred and twenty-eight reais and seventy-nine centavos), due to the exercise of options from Series C3;

(v)   1,539 (one thousand, five hundred and thirty-nine) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 15.39 (fifteen reais and thirty-nine centavos), due to the exercise of options from Series B4;

(vi) 1,757 (one thousand, seven hundred and fifty-seven) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 99,762.46 (ninety-nine thousand, seven hundred and sixty-two reais and forty-six centavos), due to the exercise of options from Series C4;

(vii)                      375 (three hundred and seventy-five) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.75 (three reais and seventy-five centavos), due to the exercise of options from Series B5; and

(viii)                    516 (five hundred and sixteen) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 32,306.76 (thirty-two thousand, three hundred and six reais and seventy-six centavos), due to the exercise of options from Series C5.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

5.2.2    Thus, the Company’s capital stock shall change from the current R$ 6,823,536,621.46 (six billion, eight hundred and twenty-three million, five hundred and thirty-six thousand, six hundred and twenty-one reais and forty-six centavos) to R$ 6,823,894,038.91 (six billion, eight hundred and twenty-three million, eight hundred and ninety-four thousand and thirty-eight reais and ninety-one centavos), fully subscribed and paid for, divided into 266,819,799 (two hundred and sixty-six million, eight hundred and nineteen thousand, seven hundred and ninety-nine) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 167,139,948 (one hundred and sixty-seven million, one hundred and thirty-nine thousand, nine hundred and forty-eight) of which are preferred shares;

5.3  Analysis and deliberation, from the perspective of the Related Party Transactions Policy, on the execution of an Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda. for the payment of fee for the grant of guarantee by the Company in a lease agreement signed by Greenyellow (Marcelo Acerbi - 10 minutes): based on the presentation made by Mr. Marcelo Acerbi, and considering the favorable recommendation of the Audit Committee with respect to the due observance of the procedures imposed by the Company's Related Party Transactions Policy, the members of the Board of Directors resolved to approve the Companhia e Greenyellow do Brasil Energia e Serviços Ltda. ("Greenyellow") of Agreement to establish the remuneration owed to the Company by the latter in connection with the guarantee provided by the Company to guarantee the obligations assumed by Greenyellow in the context of the Private Instruments of Commercial Lease Agreement.

5.4. Analysis and deliberation on the sale of properties located at Rodovia Anhanguera, km 45,5, Cajamar/SP, and at Rua Capitão Pinto Ferreira, 247, Ed. Beiral, São Paulo/SP; as well as ratification of the sale of property located at Av. Duquesa de Goiás, 623, Real Parque (NAR), São Paulo/SP: it was presented the Management's proposal for the sale of the following properties: (i) property located at Rodovia Anhanguera, km 45.5, Cajamar/SP; (ii) property located at Capitão Pinto Ferreira Street, 247, Ed. Beiral, São Paulo/SP; and (iii) property located at Duquesa de Goiás Avenue, 623, Real Parque (NAR), São Paulo/SP. After the discussions, the members of the Board of Directors resolved to approve the sale of properties located at Anhanguera Highway, km 45.5, Cajamar/SP, and at Capão Pinto Ferreira Street, 247, Ed. Beiral, São Paulo/SP; as well as to ratify the sale of property located at Av. Duquesa de Goiás, 623, Real Parque (NAR), São Paulo / SP, in accordance with the proposal presented by the Administration.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, October 25th, 2018. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.